January 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	HW Global, Inc.

Registration Statement on Form S-4

File No. 333-207446

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HW Global, Inc. (the “Company”) hereby applies to withdraw the Company’s Registration Statement on Form S-4 (File No. 333-207446), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2015 and amended on November 25, 2015 and January 13, 2016.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company’s request is based on the termination of the Business Combination Agreement, dated September 1, 2015, by and among HeartWare International, Inc., Valtech Cardio, Ltd., the Company, HW Merger Sub, Inc., Valor Merger Sub Ltd. and Valor Shareholder Representative, LLC, to which the Registration Statement relates.

The Company confirms that the Registration Statement has not been declared effective, and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact Steven B. Stokdyk of Latham & Watkins LLP at 213-891-7421.

Sincerely,

By:	/s/ Lawrence Knopf
Lawrence Knopf Senior Vice President, General Counsel and Secretary

cc:	Steven B. Stokdyk, Latham & Watkins LLP

Johan V. Brigham, Latham & Watkins LLP

Julie Scallen, Latham & Watkins LLP